SCHEDULE 13G

Amendment No. 1
American Tower Corporation
Class A Common Stock
Cusip # 029912201

Cusip # 029912201
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	227,080
Item 6:	0
Item 7:	14,827,668
Item 8:	0
Item 9:	14,827,668
Item 11:	10.215%
Item 12:	    HC

Cusip # 029912201
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	14,827,668
Item 8:	0
Item 9:	14,827,668
Item 11:	10.215%
Item 12:	IN

Cusip # 029912201
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	14,827,668
Item 8:	None
Item 9:	14,827,668
Item 11:	10.215%
Item 12:	    IN


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		American Tower Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		116 Huntington Avenue
		Boston, MA  02116

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		029912201

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-
2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	14,827,668

	(b)	Percent of Class:	10.215%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	227,080

	(ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or to direct the disposition of:
	14,827,668

	(iv)	shared power to dispose or to direct the disposition of:
	0




Item 5.	Ownership of Five Percent or Less of a CommonStock.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of American Tower Corporation. The interest of one person, Fidelity Contrafund, an investment company registered under the Investment Company Act of 1940, in the Class A Common Stock of American Tower Corporation, amounted to 9,760,900 shares or 6.724% of the total outstanding Class A Common Stock at April 30, 2000.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A, B, and C.

Item 8.	Identification and Classification of Members of the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with FMR Corp.'s beneficial ownership of the Class A Common Stock of American Tower Corporation at April 30, 2000 is true, complete and correct.

	May 10, 2000
Date


	/s/Eric D. Roiter
Signature


	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 14,600,588 shares or 10.059% of the Class A Common Stock outstanding of American Tower Corporation ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Class A Common Stock of American Tower Corporation owned by the investment companies at April 30, 2000 included 204,915 shares of Class A Common Stock resulting from the assumed conversion of $5,000,000 principal amount of AMER TOWER6.25%CSD10/15/09 144 (40.983 shares of Class A Common Stock for each $1,000 principal amount of debenture). The number of shares of Class A Common Stock of American Tower Corporation owned by the investment companies at April 30, 2000 included 208,619 shares of Class A Common Stock resulting from the assumed conversion of $7,100,000 principal amount of AMER TOWER2.25%CSD10/15/09 144 (29.383 shares of Class A Common Stock for each $1,000 principal amount of debenture). The number of shares of Class A Common Stock of American Tower Corporation owned by the investment companies at April 30, 2000 included 233,004 shares of Class A Common Stock resulting from the assumed conversion of $12,000,000 principal amount of AMERICAN TWR5%CSD2/15/10 144A (19.417 shares of Class A Common Stock for each $1,000 principal amount of debenture).

	The ownership of one investment company, Fidelity Contrafund, amounted to 9,760,900 shares or 6.724% of the Class A Common Stock outstanding. Fidelity Contrafund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 14,600,588 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 11,000 shares or 0.007% of the Class A Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 11,000 shares and sole power to vote or to direct the voting of 11,000 shares of Class A Common Stock owned by the institutional account(s) as reported above.

	Strategic Advisers, Inc., 82 Devonshire Street, Boston, MA 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. It does not have sole power to vote or direct the voting of shares of certain securities held for clients and has sole dispositive power over such securities.
As such, FMR Corp.'s beneficial ownership may include shares beneficially owned through Strategic Advisers, Inc.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies (the "International Funds") and certain institutional investors. Fidelity International Limited is the beneficial owner of 216,080 shares or 0.148% of the Class A Common Stock outstanding of the Company. Additional information with respect to the beneficial ownership of Fidelity International Limited is shown on Exhibit B, page 10.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to instructions in Item 7 of Schedule 13G, this Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudan joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature (FIL) and an investment adviser to various investment companies (the "International Funds") and certain institutional investors, as a beneficial owner of the 216,080 shares or 0.148% of the Class A Common Stock outstanding of American Tower Corporation.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR Corp. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR Corp. FIL currently operates as an entity independent of FMR Corp. and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

	A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 39.89% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. Other than when one serves as a sub adviser to the other, their investment decisions are made independently, and their clients are generally different organizations.

	FMR Corp. and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR Corp. is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and FIL on a joint basis.

	FIL may continue to have the International Funds or other accounts purchase shares subject to a number of factors, including, among others, the availability of shares for sale at what FIL considers to be reasonable prices and other investment opportunities that may be available to the International Funds.

	FIL intends to review continuously the equity position of the International Funds and other accounts in the Company. Depending upon its future evaluations of the business and prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FIL may determine to cease making additional purchases of shares or to increase or decrease the equity interest in the Company by acquiring additional shares, or by disposing of all or a portion of the shares.

	FIL does not have a present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management,
(iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

	FIL has sole power to vote and the sole power to dispose of 216,080 shares.





SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on May 10, 2000, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Class A Common Stock of American Tower Corporation at April 30, 2000.

FMR Corp.

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of FMR Corp. and its direct and indirect
	subsidiaries

Edward C. Johnson 3d

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Edward C. Johnson 3d

Abigail P. Johnson

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Abigail P. Johnson

Fidelity Management & Research Company

By   /s/Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel

	Fidelity Contrafund

By   /s/Eric D. Roiter
	Eric D. Roiter
	Secretary